Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2018	2017
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests (1)	$43,575	$49,769
Add:
Distributed income of unconsolidated joint ventures	4,332	4,952
Amortization of capitalized interest	385	340
Interest expense	31,981	33,007
Portion of rent expense - interest factor	1,189	1,201
Total earnings	81,462	89,269

Fixed charges:
Interest expense	31,981	33,007
Capitalized interest and capitalized amortization of debt issue costs	76	1,247
Portion of rent expense - interest factor	1,189	1,201
Total fixed charges	$33,246	$35,455

Ratio of earnings to fixed charges	2.5	2.5

Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests (1)	$43,575	$49,769
Add:
Distributed income of unconsolidated joint ventures	4,332	4,952
Amortization of capitalized interest	385	340
Interest expense	31,981	33,007
Portion of rent expense - interest factor	1,189	1,201
Total Earnings	81,462	89,269

Fixed charges and preferred share dividends:
Interest expense	31,981	33,007
Capitalized interest and capitalized amortization of debt issue costs	76	1,247
Portion of rent expense - interest factor	1,189	1,201
Preferred share dividends	—	—

Total combined fixed charges and preferred share dividends	$33,246	$35,455

Ratio of earnings to combined fixed charges and preferred share dividends	2.5	2.5

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes a $6.9 million gain on the sale of our outlet center in Westbrook, Connecticut for the period ended June 30, 2017.